

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 9, 2007

Via U.S. Mail and Facsimile

Mr. Kim Bradford
President and CEO
Osage Exploration and Development, Inc.
888 Prospect Street
Suite 210
La Jolla, CA 92037

> **Re:** **Osage Exploration and Development, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed October 15, 2007**
> **File No. 0-52718**
>
> **Form 10-QSB for the quarter ended June 30, 2007, as amended**
> **Filed July 30, 2007**
> **File No. 0-52718**

Dear Mr. Bradford:

We have reviewed your filings and have the following comments. Any further engineering comments will be provided in a separate letter. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Description of Business

Business of Issuer, page 1

1. We note your response to our prior comment 3. Make clear in the amended Form 10-SB that the agreement with Esso Oil was oral and not reduced to writing. Also disclose that in the original Hansford purchase agreement, Mr. Volk signed in his name without making clear that he was doing so on behalf of the company. As appropriate, disclose in the Form 10-SB any material risks that could potentially result from these matters.

    For example, it would appear that Esso could dispute the sale terms, third parties could challenge your ownership, your ability to enforce your rights to the portion purchased from Esso Oil could be challenged, and regulatory or governmental bodies could question your ownership or rights. With regard to the Hansford property, there could be similar questions regarding the absence of clear title.

Certain Relationships and Related Transactions, page 19

2. Revise the new disclosure at pages 16 and 19 which suggests that the named individuals were issued a note, to instead provide disclosure that is consistent with the new disclosure at page 23.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.   You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        R. Winfrey
        D. Levy
        T. Levenberg